UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. __)1

                            Advanced Magnetics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   00753P 10 3
                                 (CUSIP Number)

                               September 17, 2004
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


      [ ]  Rule 13d-1(b)

      [X]  Rule 13d-(c)

      [ ]  Rule 13d-1(d)










--------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)


        Allan B. Goldstein


2       Check the Appropriate Box If a Member of a Group            (a) |_|
        (See Instructions)                                          (b) |_|

3       SEC Use Only



4       Citizenship or Place of Organization


        United States of America

                          5         Sole Voting Power
       Number of
         Shares
      Beneficially                  19,202
        Owned by
          Each            6         Shared Voting Power
       Reporting
         Person
          With                      750,000

                          7         Sole Dispositive Power


                                    19,202

                          8         Shared Dispositive Power


                                    750,000


9       Aggregate Amount Beneficially Owned by Each Reporting Person


        769,202

10      Check If the Aggregate Amount in Row (9) Excludes Certain Shares     X
        (See Instructions)


11      Percent of Class Represented by Amount in Row (9)


        9.6%

12      Type of Reporting Person (See Instructions)


        IN

Item 1.

     (a) Name of issuer:

           Advanced Magnetics, Inc.

     (b) Address of Issuer's Principal Executive Offices:

           61 Mooney Street
           Cambridge, MA 02138

Item 2.

     (a) Name of Person Filing:

           Allan B. Goldstein

     (b) Address of Principal Business Office or, if None, Residence:

           192 Stonehurst Drive
           Tenafly, NJ 07670

     (c)  Citizenship:

           United States of America

     (d) Title of Class of Securities:

           Common Stock, $.01 par value per share

     (e) CUSIP Number:

            00753P 10 3

Item 3. If the Statement is being filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:


     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(i)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] Group, in accordance with ss.240.13d-1(b)(l)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned: 769,202. This amount includes: (a) 3,050 shares held in Dr. Goldstein's individual retirement accounts; (b) 375,000 shares held in the Jerome Goldstein Retained Annuity Trust and 375,000 shares held in the Marlene Kaplan Goldstein Retained Annuity Trust, in each of which Dr. Goldstein is one of two trustees and disclaims beneficial ownership over such shares; and (c) 16,152 shares held by Banjo Investments, LLC, of which Dr. Goldstein is the sole manager. This amount does not include 450 shares held by his spouse in an individual retirement account, over which Dr. Goldstein disclaims beneficial ownership.

      (b) Percent of class:  9.6%

      (c) Number of shares as to which such person has:

         (i)      Sole power to vote or direct the vote:                  19,202

         (ii)     Shared power to vote or direct the vote:               750,000

         (iii) Sole power to dispose or to direct the disposition of:     19,202

         (iv) Shared power to dispose or to direct the disposition of:   750,000

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Dr. Goldstein is one of two trustees for each of the Jerome Goldstein Retained Annuity Trust and the Marlene Kaplan Goldstein Retained Annuity Trust, each of which holds 375,000 shares of Advanced Magnetics, Inc. Common Stock. As a trustee, Dr. Goldstein can, together with the other trustee, vote and dispose of such shares. Dr. Goldstein disclaims beneficial ownership over such shares. In addition, Dr. Goldstein is the sole manager of Banjo Investments, LLC, which holds 16,152 shares of Advanced Magnetics, Inc. Common Stock. As sole manager, Dr. Goldstein has the sole power to vote and dispose of such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    December 10, 2004
                                         (Date)


                                    /s/ Allan B. Goldstein
                                       (Signature)


                                    Allan B. Goldstein
                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)